

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2012

<u>Via Facsimile</u>
Alf Ragnar Løvdal
Chief Executive Officer
North Atlantic Drilling Ltd.
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton, HM 08 Bermuda

   Re: **North Atlantic Drilling Ltd.**
      Confidential Draft Registration Statement on Form F-1
      Submitted October 26, 2012
      CIK No. 0001560186

Dear Mr. Løvdal:

  We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form F-1

General

1. It appears that certain portions of your submission were provided to us in draft form. For example, we note the first paragraph under Item 7 of Part II. As another example, we note the bolded text in paragraph 43 of Exhibit 3.3. Please ensure that each submission is materially complete, includes the best available current information, and is provided in

final form. Also fill in blanks, such quantifying the percentage of your common shares that Seadrill is expected to own upon completion of the offering (and which you call a "substantial ownership stake" at page 8), and quantify at page 4 the percentage of Seadrill shares held by its "main" shareholder, Hemen Holding Ltd. To the extent that any disclosure may change prior to effectiveness, you may use brackets to make this clear.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.	With respect to textual disclosure, tables, or charts purporting to provide market, competitive, or statistical information based on third-party sources, such as your disclosures at page 6 that you operate a modern fleet compared to most of your competitors, at page 42 that no offshore drilling companies have more than seven rigs in operation in Norway, and references to ODS-Petrodata at page 16 and elsewhere, please provide us with copies of the source materials. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus. If those reports were commissioned by you, identify those parties that are the source of that information and file consents for the use of such information in your registration statement.

4.	Please file all omitted exhibits, including, for example, opinions of counsel and the letter of transmittal for the planned exchange offer, as soon as practicable. Be sure to allow yourself sufficient time to respond to any potential staff comments once we have had the opportunity to review such materials.

5.	Unless otherwise indicated, please also give effect to each of these numbered comments in preparing your amended draft Form F-4 registration statement which is to be filed in connection with your exchange offer.

Industry and Market Data, page i

6.	We note your statement that you have not independently verified the market data and other statistical information used in your prospectus and "cannot assure you of the accuracy or completeness of such third party information." Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise as appropriate.

Prospectus Summary, page 1

7.	Please expand the organizational structure chart to reflect the ownership percentages or other impact resulting from your or Seadrill's affiliation with Hemen Holdings Limited and the Fredriksen Group.

Employment of Our Fleet, page 3

8.	There are two footnotes numbered (4) in your table on page 3. Please see also your table on page 81. Footnote (4) after the entry "ConocoPhillips" in the "Customer" column appears to be linked to the text for footnote (4) below the table. However, there is another footnote (4), after the date "June 2014" in the last column of the table listing the "Earliest Expiration Date" for each contract (the final entry in the line concerning the "West Navigator" drilling rig). Please clarify whether this is intended to be linked to the text of footnote (4) below the table or is an error.

Risk Factors, page 15

General

9.	Please revise to eliminate extraneous detail or text which mitigates the risk you present, all of which may appear elsewhere in your prospectus, but does not belong in the Risk Factors section. For example, at page 83 you discuss insurance coverage limits, but a detailed discussion of the extent of your coverage also appears under "Our business and operations involve numerous operating hazards." Similarly, the statement at page 20 that you "believe that we are in compliance with all applicable sanctions and embargo laws and regulations" mitigates the risk discussion. In addition, you suggest at page 31 that you intend to "conclude any related party transactions on an arm's length basis," which appears inconsistent with the nature of a related party transaction and in any event mitigates the risk. Lastly, rather than stating that you cannot "assure" or there is no "assurance" of an outcome, please revise to state the risk plainly and directly.

If we enter into drilling contracts or engage in certain activities with countries or government-controlled entities that are subject to restrictions…, page 20

10.	Please tell us whether you operate in Iran, Syria, Sudan or Cuba. If so, describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan or Cuba, directly or through subsidiaries, affiliates, customers, or other direct or indirect arrangements, including through Seadrill Limited, which has described past contacts with Iran and Syria to us in publicly available correspondence. We also note that your Form F-1 discloses that your drilling rigs are under long-term contracts with Statoil, Shell and Total, and note from these companies' annual reports that Statoil has an office in Iran and conducts business activities in Iran; Royal Dutch Shell conducts business activities in Iran and Syria; and Total conducts business activities in Iran, Syria and Sudan. Your response should describe any products, components, technology or services you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

11.   Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Fluctuations in exchange rates…, page 28

12.   We note your observation in this risk factor that you may not be able to collect revenues because of currency exchange controls or controls over the repatriation of income or capital. Please indicate the jurisdiction(s) in which you currently contend with or expect to encounter currency exchange controls and/or repatriation controls.

13.   Additionally, Note 15, "Risk management and financial instruments," to which you refer in this risk factor is actually part of the Notes to the Unaudited Condensed Interim Combined Consolidated Carve-out Financial Statements. The "Risk management and financial instruments" Note to the Combined Consolidated Carve-out Financial Statements is Note 24. Please indicate which Note you intend to use as a reference in the final sentence of this risk factor.

Capitalization, page 35

14.   We note the impacts of the registration offering will be reflected, on a pro forma basis, in the Capitalization table, when the offering price and number of shares offered are determined. We further note your disclosure in this table reflects only one, total amount for "Shareholders' equity." Please expand this disclosure to reflect the pro forma effect of the transaction on each individual sub-account within the "Shareholders' equity"

caption, to correspond with each of the "Shareholders' equity" sub-accounts presented on your balance sheet.

Per Share Market Price Information, page 36

15.   In addition to the information in the table on page 36 listing the highest and lowest closing prices for your common shares over the past several quarters and six most recent months, please also provide the average daily trading volume for your stock on the Norwegian OTC List for each of the quarters and months listed.

Management's Discussion and Analysis, page 40

16.   Please revise to clarify the basis for your statement at page 42 that there "is also a need to renew a portion of the existing harsh environment drilling rig fleet that was built in the 1970s." We note the related disclosure at page 59. Similarly, disclose or further explain the basis for your claim at page 65 that there are "seven harsh environment ultra-deepwater rigs … candidates for operations in Norway if material upgrades to those rigs were implemented."

Business, page 71

17.   Revise to explain or further support your claim that the factors you list "position us above our competitors" for the purpose you cite in the last paragraph on page 73, and also explain the relevance insofar as most of your rigs appear to be the subject of long-term contracts lasting on average another three years. In that regard, we note also the disclosure at page 84 that your advantage is over competitors "with older fleets" and that "certain competitors may have greater financial resources … which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price." Similarly, revise to clarify your intentions with regard to the West Mira option, which you first indicate at page 92 you "may exercise" and then later state you "intend to exercise."

Management, page 89

18.   Please revise to quantify for each of the individuals serving as your executive officers the percentage of time he anticipates devoting to your business, insofar as they appear likely to continue in service to other entities as well.

19.   Please provide updated disclosure regarding executive compensation and the services agreement once the information is available. Refer to Item 6.B of Form 20-F and Item 4 of Form F-1.

Employees, page 91

20.   We note your disclosure, which states: "The following table sets forth the number of employees, including contracted labor, as of September 30, 2012 and December 31, 2011." However, we are unable to locate the referenced "table." Accordingly, please revise your disclosure to include the referenced "table."

Security Ownership of Certain Beneficial Owners and Management, page 94

21.   Item 7 of Form 20F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information here.

Tax Considerations, page 101

22.   It appears that you intend to provide an opinion from Seward & Kissel LLP regarding the U.S. federal income tax consequences. Please revise your exhibit index accordingly. See Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings*, Section III.A.2., n.40 at *http://sec.gov/interps/legal/cfslb19.htm#sdfootnote40anc*.

Underwriters, page 106

23.   We note the reference at page 107 to the lock-up agreements. Please revise to disclose whether there any agreements or understandings, tacit or explicit, to release any of the locked-up shares prior to the end of the restricted period referenced.

Financial Statements, page F-1

24.   We note, prior to April 1, 2011, your results of operations, cash flows, and balance sheet were carved out of the consolidated financial statements of Seadrill Limited, and are presented on a combined consolidated carve-out basis. Further, we note on March 31, 2011, the completion of the North Atlantic Restructuring marked the commencement of your business operations as a standalone company, and your financial statements are presented on a consolidated basis as a separate legal entity, beginning April 1, 2011. As such, the carved-out operations of Seadrill Limited, prior to April 1, 2011, appear to meet the definition of a predecessor entity, as defined in Rule 405 of Regulation C. However, we note your financial statements, both annual audited and interim unaudited, do not separately reflect the respective "predecessor" carve out periods, through March 31, 2011, as well as your results of operations and liquidity discussions in your MD&A. Similarly, your accountants' proposed audit opinion does not address these separate periods. Accordingly, please revise your financial statement presentation to separately present the predecessor and successor periods, revise your results of operations and liquidity discussions correspondingly, and obtain a revised opinion from your

accountants that corresponds with such presentation, or explain to us why you concluded such presentation was not necessary. Additionally, please tell us how you considered the requirements of Regulation S-X, Article 11 to present pro forma financial statements of operations to reflect the North Atlantic Restructuring at the beginning of the year ended December 31, 2011 for the annual and interim periods, as appropriate.

Note 16 – Long-term Interest Bearing Debt and Interest Expenses, page F-46

Covenants on Loans and Bonds, page F-47

25.   We note there was a temporary period of non-compliance with certain covenants relating to your $2,000 million senior secured credit facility, which was remedied by March 31, 2012, and which did not represent an event of default under your credit facility. Please expand your disclosure to specifically describe each instance of non-compliance, why each instance of non-compliance was not deemed to be an event of default, and the likelihood of such non-compliance occasions reoccurring.

Exhibits and Financial Statement Schedules, page II-2

26.   Please file the corresponding exhibits or provide us with an explanation as to why you have not filed your contracts with your top five customers referenced at page 25, the agreements memorializing each of your debt arrangements referenced at page 49, and your option agreement with Seadrill referenced at page 2. Please refer to Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

General

27.   If you are relying on the staff's position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), please provide us with a supplemental letter with the next amendment which (i) states that you are registering the exchange offer in reliance on our position contained in those letters and (ii) includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Summary of the Exchange Offer, page S-1

28.   As currently represented, it appears that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement of the offer. Please confirm in your response that the offer will be open at least through

midnight on the 20th business day following commencement. See Exchange Act Rules 14e-1(a) and 14d-1(g)(3) and Question and Answer Eight in Exchange Act Release No. 16623 (Mar. 5, 1980).

29.   In this regard, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

<u>Expiration Date; Extensions; Amendments; Termination, page S-7</u>

30.   You disclose that you will notify holders of the original shares of any extension by press release or other public announcement. Please disclose if notice of any extension will be issued no later than 9:00 a.m., EST, on the next business day after the scheduled expiration date of the offer and include disclosure of the number of securities deposited to date. See Exchange Act Rule 14e-1(d).

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012, announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011, policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Donald Delaney at (202) 551-3863 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.


Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director


cc: <u>Via Facsimile</u>
        Gary J. Wolfe
        Seward & Kissel LLP